1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

August 14, 2017

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 1,753 and 1,754

Dear Mr. O’Connor:

This letter responds to your comments with respect to the following post-effective amendment (“PEA”) numbers to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of each series of the Trust (each, a “Fund”) listed below:

Series Name	PEA Number
iShares 5-10 Year Investment Grade Corporate Bond ETF	1,753
iShares 10+ Year Investment Grade Corporate Bond ETF	1,754

The SEC staff (the “Staff”) provided comments to the Trust on June 30, 2017. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to each Fund. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response: The Trust has provided a completed fee table and example in the Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 2: In the Principal Investment Strategies, the Staff suggests that, as a matter of plain English, the disclosure should state that the Fund will be investing in “foreign bonds” rather than “companies domiciled in countries classified as developed markets.”

Securities and Exchange Commission

August 14, 2017

Response: The referenced language has been revised to read: “companies based in developed market countries.”

Comment 3: In the Principal Investment Strategies, the Staff suggests revising the sentence that currently states “[t]he Underlying Index uses a market-value weighted methodology with a cap of each issuer of 3%” to the following: “The Underlying Index limits the securities of any one issuer to no more than 3% of the total market capitalization of the Underlying Index.”

Response: The requested change has been made.

Comment 4: If the Underlying Index is currently concentrated, please disclose this fact.

Response: The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” As of the date referenced in the “Principal Investment Strategies,” to the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the “Principal Investment Strategies” and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust further notes that the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 5: Please include the Risk of Investing in Developed Market Countries.

Response: The Trust confirms that the Risk of Investing in Developed Countries is included in the Fund’s prospectus.

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Securities and Exchange Commission

August 14, 2017

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Christy Chen

Joel Whipple

Michael Gung

James Hahn